[XCORPOREAL, INC. LETTERHEAD]
April 6, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Burton, Staff Accountant

Re:	Xcorporeal, Inc.
Item 4.01 Form 8-K
File No. 1-31608
Dear Mr. Burton:
     In response to your letter dated February 20, 2007, Xcorporeal, Inc. has amended the Form 8-K to comply with your comments.
     In connection with responding to your comments, the company acknowledges that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours, XCORPOREAL, INC.
By:	/s/ DANIEL S. GOLDBERGER
Daniel S. Goldberger
President & Chief Operating Officer

cc: John C. Kirkland, Esq.